NO ACT

DC
10
1-3-12

January 12, 2012

[redacted]

1933
FORM S4

12025162

...ailability: 1-12-2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Jazz Pharmaceuticals, Inc.
Incoming letter dated January 3, 2012

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Merger will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and New Jazz will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- New Jazz may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Form S-3. The Company's reporting history under the Exchange Act may also be used in determining whether New Jazz "meets the requirements for use of Form S-3" within the meaning of Form S-4.

- The Company's Exchange Act reporting history may be taken into account when determining New Jazz's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in Company Common Stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e).

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

William A. Hines
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

January 12, 2012

Mail Stop 4561

Chadwick L. Mills
Cooley, LLP
Five Palo Alto Square, 3000 El Camino Real
Palo Alto, California 94306-2155

Re: Jazz Pharmaceuticals, Inc.

Dear Mr. Mills:

In regard to your letter of January 3, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Cooley

Chadwick L. Mills
T: +1 650 843 5654
cmills@cooley.com

Securities Exchange Act of 1934—Rules 12g-3 and 12b-2
Securities Act of 1933—Forms S-3, S-4
Securities Act of 1933—Rule 144

January 3, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Jazz Pharmaceuticals, Inc. and Jazz Pharmaceuticals plc

Ladies and Gentlemen:

We are counsel for Jazz Pharmaceuticals, Inc., a Delaware corporation (the "***Company***"), and, on its behalf, request advice of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "***Securities Act***"), and the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), arising out of the Company's proposed plan to consummate a merger transaction with Azur Pharma Public Limited Company ("***Azur***"), following which the combined company will be a public limited company incorporated in Ireland named Jazz Pharmaceuticals plc.

Background Information

1. The Company

The Company was incorporated in California in March 2003 and reincorporated in Delaware in January 2004. The Company is authorized to issue 150,000,000 shares of common stock, par value $.0001 per share ("***Company Common Stock***"), and 20,000,000 shares of preferred stock, par value $.0001 per share. As of November 30, 2011, 42,229,325 shares of Company Common Stock were issued and outstanding and no shares of preferred stock were outstanding. The Company Common Stock is registered under Section 12(b) of the Exchange Act and is listed on The NASDAQ Global Select Market under the symbol "JAZZ." The Company is a large accelerated filer under Exchange Act Rule 12b-2 and has a market capitalization of approximately $1.6 billion as of the date hereof. The only class of securities with respect to which the Company has a reporting obligation under the Exchange Act is the Company Common Stock. The Company has been a reporting company under the Exchange Act for over four years and is current in all of its reporting obligations thereunder.

The Company currently maintains the following equity compensation plans: Jazz Pharmaceuticals, Inc. 2007 Equity Incentive Plan, Jazz Pharmaceuticals, Inc. Amended and Restated 2007 Non-Employee Directors Stock Option Plan (together, the "***Option Plans***"), Jazz Pharmaceuticals, Inc. 2007 Employee Stock Purchase Plan (the "***ESPP***") and the Jazz Pharmaceuticals, Inc. Amended and Restated Directors Deferred Compensation Plan (the "***Deferred Plan***" and together with the Option Plans and the ESPP, collectively, the "***Jazz Incentive Plans***"). As of November 30, 2011, 5,677,449 shares of Company Common Stock were subject to outstanding options issued under the Option Plans and 99,980 shares were credited to non-employee director stock accounts under the Deferred Plan. The Company maintains effective registration statements on Form S-8 with respect to each of the Jazz Incentive Plans. As of November 30, 2011, 3,108,591 shares of Company Common Stock were subject to outstanding warrants (the "***Jazz Warrants***"). The Company has no debt securities or long-term debt outstanding.

The Company is a specialty pharmaceutical company focused on the identification, development and commercialization of pharmaceutical products to meet important unmet medical needs. The Company currently markets two products, both in the central nervous system ("***CNS***") area: Xyrem (sodium oxybate oral solution), approved by the U.S. FDA for the treatment of both excessive daytime sleepiness and cataplexy in patients with narcolepsy; and Luvox CR (extended release fluvoxamine maleate capsules), approved by the U.S. FDA and marketed for the treatment of obsessive compulsive disorder. For the years ended December 31, 2009 and 2010, the Company had net product sales of $115.1 million and $170.0 million, respectively. For the year ended December 31, 2011, based on guidance provided by the Company on November 1, 2011, the Company expects net product sales to be in the range of $261 to $268 million, with Xyrem accounting for $230 to $235 million of total projected net product sales for 2011. As of September 30, 2011, the Company had a total of 255 full-time employees, with 117 employees comprising the Company's field sales force.

2. Azur

Azur, which is privately-held, is a public limited company formed under the laws of Ireland in March 2005. Azur was originally formed as a private limited liability company under the name Azur Pharma Limited. Effective October 20, 2011, Azur was re-registered as a public limited company under the name Azur Pharma Public Limited Company. Azur qualifies as a foreign private issuer under Securities Act Rule 405 and Exchange Act Rule 3b-4. Azur is currently subject to the reporting requirements of Section 15(d) of the Exchange Act as a result of the Registration Statement (as defined below) being declared effective by the Commission. Prior to the effectiveness of the Registration Statement, Azur had no reporting obligations under the Exchange Act with respect to any class of its securities.

The authorized share capital of Azur is currently €416,666.67 and $10,000,200, divided into 41,666,667 Euro deferred shares with nominal value of €0.01 per share, 100,000,000,000 ordinary shares with nominal value of $0.0001 per share (the ordinary shares of Azur, prior to the completion of the Merger (as defined below), are referred to herein as the "***Azur Pre-Closing Shares***") and 2,000,000 dollar deferred shares with nominal value of $0.01 per share. As of November 30, 2011, 41,666,667 Azur Pre-Closing Shares were issued and outstanding and 4,000,000 Euro Shares were outstanding. The Euro deferred shares have no voting rights and are currently held, and following the closing of the Merger will continue to be held, by nominees solely to satisfy an Irish legislative requirement to maintain a minimum level of issued share capital denominated in Euros. Azur maintains the Azur Pharma Limited Share Option Plan (the "***Azur Option Plan***"), under which options to purchase 1,542,750 Azur Pre-Closing Shares were outstanding as of November 30, 2011 ("***Azur Options***"). Azur has no warrants outstanding. In addition, Azur has no debt securities or long-term debt outstanding.

Azur is a specialty pharmaceutical company engaged in the acquisition, development and commercialization of therapeutic products for the CNS and women's health areas. Azur currently promotes and/or sells ten products in the United States, four of which are in the CNS area (the "***Azur CNS Products***") and six of which are in the women's health area. For the years ended December 31, 2009 and 2010, Azur's total product revenue was $66.7 million and $83.2 million, respectively, of which $43.4 million and $56.1 million, respectively, were contributed by the Azur CNS Products. For the year ended December 31, 2011, based on guidance provided to the public on September 19, 2011, Azur expects product revenue to be in the range of $95 million to $100 million. Approximately two-thirds of total projected product revenue for the year ended December 31, 2011 is expected to have been contributed by the Azur CNS Products. As of September 30, 2011, Azur had a total of 171 full-time employees, with 105 employees comprising Azur's field sales force.

Transaction Overview

On September 19, 2011, the Company entered into an Agreement and Plan of Merger and Reorganization (the "***Merger Agreement***") by and among Azur, Jaguar Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Azur ("***Merger Sub***"), and Seamus Mulligan, solely in his capacity as the representative for the Azur securityholders. Under the terms of the Merger Agreement and subject to the satisfaction or waiver of the conditions therein, the Company and Azur will combine their businesses in a stock transaction in which Azur will complete the reorganization described below and be renamed Jazz Pharmaceuticals plc ("***New Jazz***"), and Merger Sub will merge with and into the Company (the "***Merger***"), with the Company as the surviving corporation in the Merger as a wholly owned subsidiary of New Jazz. The transactions contemplated by the Merger Agreement are referred to herein as the "***Transaction***".

Prior to the effective time of the Merger, Azur will complete a reorganization of its capital structure (the "***Reorganization***") that consists of a series of corporate actions as a result of which: (i) Azur will be renamed Jazz Pharmaceuticals plc with an authorized share capital denominated in dollars; and (ii) the number of ordinary shares of Azur held by the Azur shareholders will be reduced such that, after giving effect to the issuance of the Merger consideration to the Company's stockholders, the historic Azur shareholders would own slightly over 20% of the share capital of New Jazz. Immediately prior to the consummation of the Merger, the authorized share capital of New Jazz will be €40,000 and $30,000, divided into 4,000,000 Euro deferred shares with nominal value of €0.01 per share and 300,000,000 ordinary shares with nominal value of $0.0001 per share.

Following the completion of the Reorganization at the effective time of the Merger, among other things, (i) each share of Company Common Stock will be canceled and automatically converted into and become the right to receive one ordinary share, nominal value $0.0001 per share, of New Jazz ("***New Jazz Ordinary Shares***") and (ii) each outstanding option, warrant or another equity award of the Company will be converted into an option, warrant or another equity award of New Jazz that would have substantially the same terms and conditions (subject only to any modifications which may be required by New Jazz's memorandum and articles of association or the Irish Companies Acts 1963–2009), including the same number of shares and the same exercise price, as were applicable before the effective time of the Merger. New Jazz will also assume each of the Jazz Incentive Plans as well as the Jazz Pharmaceuticals, Inc. 2011 Equity Incentive Plan that was approved by the Company's stockholders at the Special Meeting (as defined below) and that will become effective immediately prior to the effective time of the Merger. The Azur Option Plan will be terminated prior to the effective time of the Merger and the Azur Options will terminate if not exercised prior to the closing of the Merger. On December 23, 2011, Azur filed a registration statement on Form S-8 with respect to the exercise of the Azur Options. Immediately following the Merger, the former securityholders of the Company will own slightly under 80% of the share capital of New Jazz, with the historic Azur shareholders owning slightly over 20%. Based on the number of shares of Company Common Stock outstanding on October 17, 2011, as converted on a one-for-one basis into New Jazz Ordinary Shares pursuant to the Merger Agreement, and assuming that the ordinary shares of Azur held by the Azur shareholders on that date will be reduced in the Reorganization based on an assumed ratio of approximately 0.2866 of a New Jazz ordinary share for each whole ordinary share of Azur outstanding immediately prior to the Reorganization, then a total of 54,425,183 New Jazz Ordinary Shares would be outstanding immediately following the Merger, and the Company's stockholders on October 17, 2011 would hold approximately 77.5% of the outstanding New

Jazz Ordinary Shares immediately after the Merger. The issuance of the New Jazz Ordinary Shares to the Company's stockholders is registered on the Registration Statement. The historic Azur shareholders will continue to hold the New Jazz Ordinary Shares originally issued to them by Azur in unregistered transactions prior to the completion of the Merger. New Jazz intends to file a registration statement promptly following consummation of the Merger to permit the resale of New Jazz Ordinary Shares held by the historic Azur shareholders, as required by the transactions contemplated by the Merger Agreement.

On December 12, 2011, the Company held a special meeting of the Company's stockholders (the "***Special Meeting***") at which, among other things, the Company's stockholders voted in favor of the adoption of the Merger Agreement and the approval of the Merger. The Merger is expected to be consummated in January 2012.

The New Jazz Ordinary Shares to be issued to the Company stockholders in the Merger are expected to be listed and traded on The NASDAQ Global Select Market under the symbol "JAZZ," the same NASDAQ trading symbol currently used for the Company Common Stock. In this regard, we have been informed by The NASDAQ Stock Market that NASDAQ intends to treat the transaction as a succession and therefore a substitution listing event for the Company instead of requiring a new listing for New Jazz.

Although the Transaction takes the legal form of a reverse acquisition of the Company by Azur, the Transaction is, in substance, an acquisition of Azur by the Company and will treated as such from an accounting perspective, with the Company being treated as the accounting acquirer under U.S. GAAP and relevant SEC rules and guidance.

Information to be Available Concerning the Transaction and the Constituent Parties

As a result of the legal form of the Merger, Azur filed a Registration Statement on Form S-4 (File No. 333-177528) with the Commission (the "***Registration Statement***"), including therein a proxy/statement prospectus, which the Company also filed as a definitive proxy statement with the Commission (the "***Company Proxy Statement***"). The Registration Statement was declared effective by the Commission on November 10, 2011 and the Company Proxy Statement was first mailed to the Company's stockholders on that same date. The Registration Statement and Company Proxy Statement include or incorporate extensive and detailed descriptions of the businesses of the Company and Azur, a detailed description of the Transaction, historical financial statements and information for each entity (including five years of selected financial data, management's discussion and analysis, and audited financial statements for the three-year period ended December 31, 2010 along with unaudited financial statements for the most recent interim period), pro forma financial information for the combined entity with the Company as the accounting acquirer along with comparative historical and pro forma per share data, a detailed description of the fairness opinion of the Company's financial advisor, information with respect to the expected directors and executive officers of New Jazz and their compensation, a detailed description of the New Jazz Ordinary Shares along with a detailed comparison of the rights of holders of Company Common Stock and New Jazz Ordinary Shares, and risk factors related to the Transaction and the combined entity, among other information.

The information that will be available concerning Azur, the Transaction and the combined business of the Company and Azur is at least as extensive as the information that would be available with respect to the combined business if the Company were to acquire Azur directly through a standard reverse triangular merger and report the Merger on a Form 8-K.

New Jazz will also file a Form 8-K reporting the consummation of the Transaction immediately following the closing of the Merger (and, in any event, within four business days thereof), including therein the disclosures and information required by Item 2.01 of Form 8-K, the financial statements and pro forma information required under Item 9.01 of Form 8-K, as well as, to the extent applicable, disclosures required by the other items of Form 8-K. Immediately following the consummation of the Merger, although New Jazz will be incorporated in Ireland, New Jazz will report as a domestic issuer and not as a foreign private issuer.

Reasons for Choice of Transaction Structure

To effect the Transaction, the Company had considered structuring the Transaction as holding company reorganization and acquisition (the "***Holdco Structure***") which would have been substantially similar to the structures outlined in the *GrafTech Int'l. Ltd. (available November 4, 2010)* and *World Access, Inc. (available October 28, 1998)* no-action letters. However, the Company believes that structuring the Transaction as a reverse acquisition of the Company by Azur provides the Company and its stockholders greater certainty with respect to the expected tax benefits of the Transaction. *However, the ultimate outcome of the Transaction is in substance no different than would have been the case in a Holdco Structure*. In both cases, upon consummation of the Transaction, the Company would be a wholly-owned subsidiary of an Irish parent company (a holding company, in the case of the Holdco Structure, and New Jazz, in the case of the reverse acquisition structure), with the former securityholders of the Company owning slightly under 80% of the combined company, and the historic Azur shareholders owning slightly over 20%.

We also note that the Company could have chosen to effect the Transaction (albeit in a less tax-efficient manner) by simply establishing a new wholly owned merger subsidiary of the Company and entering into an agreement providing for the merger of a merger subsidiary with and into Azur, with the holders of Azur ordinary shares receiving the same percentage ownership interest in the Company that they would hold in New Jazz under the reverse acquisition structure. In that situation, there would be no actual "succession", since the Company Common Stock would remain registered under the Exchange Act, the Company would retain its reporting history for all purposes, and the Company would remain eligible to use Form S-3. Although this structure could accomplish the Transaction and does not raise any succession issues, it would not provide the same level of certainty regarding the tax and other related strategic benefits of the Transaction. On a consolidated basis, the business operated by New Jazz following the Transaction, however, would be identical to the business that would be operated by the Company if it chose to effect the Transaction through the more typical reverse triangular merger structure described in this paragraph. In addition, in both that scenario and under the reverse acquisition structure, the Company would be the acquirer for accounting purposes.

Effect on Business and Structure of the Company

The Transaction would strengthen the Company's commercial business through the acquisition of a more diversified but complimentary product portfolio; however, New Jazz's business would remain focused in the CNS area and in particular, on Xyrem. Accordingly, while the Transaction will expand the size of the business currently conducted by the Company, the Transaction will not fundamentally alter the nature of the business currently conducted by the Company. As noted above, both the Company and Azur market products in the CNS area and although the Company does not currently market products directed at women's health, on a projected pro forma combined basis for 2011, the Company estimates that approximately 91% of New Jazz's net sales would be in CNS. Likewise, the Company estimates that the Company's two products, on a projected pro forma combined basis for 2011, would account for over 70% of New Jazz's net sales, with Xyrem net sales accounting for approximately 63% of total New Jazz net sales. On a historical pro forma combined basis, Xyrem net product sales would have accounted for approximately 63% of New Jazz's total net product sales for the nine months ended September 30, 2011, as calculated in and described in the Registration Statement. In addition, the Company's operations, on a projected pro forma combined basis for 2011, are estimated to provide over 80% of New Jazz's EBITDA. In short, following the Transaction, the Company will continue to be substantially dependent on Xyrem sales and will continue to be focused in the CNS area.

With respect to management structure, the executive officers and directors of New Jazz are expected to be substantially the same as the current executive officers and directors of the Company. In this regard, the Board of Directors for New Jazz is expected to consist of only one director designated by Azur, with the remaining directors of New Jazz expected to consist of eight of the current directors of the Company. In addition, the Company's Chief Executive Officer, Chief Financial Officer, General Counsel and other current members of senior management are currently expected to constitute the executive officers of New Jazz upon the completion of the Merger and will continue to be based out of the Company's current corporate headquarters. In short, New Jazz is expected to have the same executive officers and substantially the same directors, the same name and the same trading symbol as the Company has today, with Xyrem remaining the main near-term driver of the combined entity's business. We believe that the Company's public disclosures regarding the Transaction to date have been consistent with the substantive effect of the Transaction, with the analysts that follow the Company viewing the transaction similarly. For example, on September 20, 2011, Jefferies & Company stated in research note covering the Transaction that "Jazz Pharmaceuticals will take over Azur Pharma...[but with the] vast majority of profit still Xyrem post-Azur Pharma."

While New Jazz will be an Irish entity and will have organizational documents that differ from the Company, many of the principal attributes of Company Common Stock and New Jazz Ordinary Shares will be similar. We recognize, however, that there will be differences between the rights of stockholders of the Company under Delaware law and the rights of shareholders of New Jazz following the Merger under Irish law (which differences would arise regardless of whether the Transaction was structured under the Holdco Structure or the reverse acquisition structure). In addition, there will be differences between the Company's charter documents and New Jazz's memorandum and articles of association as they will be in effect from and after the effective time of the Merger, including (i) as required by Irish law (i.e., as a result of differences in Irish law and Delaware law, New Jazz's memorandum and articles of association include provisions not included in the Company's charter documents and exclude provisions that are included in the Company's charter documents) or (ii) as necessary in order to preserve the current rights of the Company's stockholders and powers of the board of directors of the Company as compared to those of New Jazz following the Merger. With that said, full and detailed disclosure is included in the Registration Statement and Company Proxy Statement with respect to differences between Delaware and Irish corporate law, including a detailed comparison of the rights of holders of Company Common Stock and New Jazz Ordinary Shares and the respective organizational documents of the Company and New Jazz.

Summary of Request for Relief

On behalf of the Company and New Jazz, we respectfully request that the Staff concur in the following conclusions, each of which is discussed more fully under the heading "Discussion" below:

1. *Rules 12g-3(a) and 12b-2.* The Merger constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and the New Jazz Ordinary Shares will be deemed registered under Section 12(b) of the Exchange Act upon consummation of the Merger, and that New Jazz, as successor to the Company, will be deemed a large accelerated filer for purposes of Exchange Act Rule 12b-2.

2. *Form S-3 Eligibility.* New Jazz may include the Company's reporting history and status prior to the Merger in determining whether New Jazz meets the eligibility requirements for the use of Forms S-3 and to the use of Form S-3 level disclosure in Forms S-4.

3. *Rule 144.* New Jazz, upon consummation of the Merger, may include the Company's reporting history and status in determining whether New Jazz meets the current public information requirements in Rule 144(c)(1), and the most recent report or statement published by the Company prior to the Merger and the average weekly reported volume of trading in Company Common Stock during the time periods specified in Rule 144(e)(1) occurring prior to the time of the Merger may be taken into account by holders of New Jazz Ordinary Shares for purposes of the Rule 144(e) volume limitations.

Discussion

1. Rules 12g-3(a) and 12b-2

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a "succession" by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) of the Exchange Act, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions.

The definition of "succession" in Exchange Act Rule 12b-2 contemplates the direct acquisition of the assets comprising a going business. In the Merger, although New Jazz would be acquiring assets of a going business, it would be doing so indirectly, with the Company continuing as a wholly owned subsidiary of New Jazz. However, we are of the view that the structure of the Transaction should not prevent New Jazz from being deemed to have made a "direct acquisition" of the business of the Company and thus to be the successor to the Company under Rule 12g-3(a). Indeed, the Staff has taken similar positions with respect to transactions in which the assets "directly acquired" remain in a subsidiary of the successor company rather than proceeding to direct ownership by the successor, including in various holding company reorganization structures. *See, e.g., GrafTech Int'l. Ltd., supra, Pediatrix Medical Group Inc. (available November 22, 2008), Dollar Tree Stores, Inc. (available February 20, 2008), Roper Industries, Inc. (available July 19, 2007), Hecla Mining Co. (available October 31, 2006) and World Access, Inc., supra.* These various holding company reorganization structures include the structures detailed in the *GrafTech Int'l. Ltd.* and *World Access, Inc.* no-action letters that, in each case, involved a holding company reorganization and the acquisition of a private company or companies thereafter, which structure, as indicated above, is substantially similar to the Holdco Structure. Given that we view the difference between the Transaction and the Holdco Structure as a matter of form and not substance, and that the Holdco Structure is substantially similar to structures in which the Staff has previously granted relief under Rule 12g-3(a), we are of the view that, if the Merger is consummated, New Jazz should be deemed the successor to the Company, particularly given the detailed information that is and will be available regarding the Transaction and the constituent companies and, as explained above, our view that the Transaction will not fundamentally alter the nature of the business currently conducted by the Company.

We also note that the express wording of Rule 12g-3(a)(2) provides that such deemed registration would not occur if the class of securities issued would be held of record by less than 300 persons. However, we believe that the application of Rule 12g-3(a) is appropriate notwithstanding the fact that New Jazz may have less than 300 record holders upon consummation of the Transaction, and the Staff has granted no-action relief from the 300 record holder threshold of Rule 12g-3(a)(2) in a number of successor situations. See, e.g., *Galileo Holding Corp. (available Dec. 19, 2008), Harveys Casino Resorts (available October*

31, 2000), IPC Information Systems, Inc. (available May 20, 1999) and American Eagle Outfitters, Inc. (available March 29, 1999). See also Section 250.02 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations. Like many other companies, although New Jazz may have less than 300 record holders, New Jazz will continue to be widely held following the Transaction by several thousand beneficial owners. In our view, the application of Rule 12g-3(a) to the Transaction even though New Jazz may have fewer than 300 record holders is consistent with the relief that the Staff has granted in similar circumstances as well as the protection of investors. Accordingly, it is our view that Rule 12g-3(a) should be available to New Jazz, notwithstanding Rule 12g-3(c)(2).

As noted above, the Company is a large accelerated filer under Exchange Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's status as a large accelerated filer under Exchange Act Rule 12b-2. *See, e.g., Willbros Group, Inc. (available February 27, 2009); Galileo Holding Corp., supra, and Roper Industries, Inc. (available July 1, 2007).*

For the reasons set forth above and given that the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of Exchange Act protection to the securityholders of the predecessor" (*see* Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations), we respectfully request that the Staff concur in our opinion that, upon consummation of the Merger, the New Jazz Ordinary Shares should be deemed registered under Exchange Act Section 12(b) by virtue of the operation of Rule 12g-3(a). We further request that the Staff concur in our opinion that New Jazz, as successor to the Company, will succeed to the Company's filer status for purposes of Exchange Act Rule 12b-2 and will therefore be deemed a large accelerated filer under Exchange Act Rule 12b-2.

2. Form S-3 Eligibility and Form S-3 Level Disclosure in Forms S-4

General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A. 1, 2, 3 and 5 to Form S-3 if (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor, or (b) all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. The Company currently meets the eligibility conditions of Form S-3 and is expected to continue to do so as of the completion of the Merger. The proposed succession of New Jazz to the business and assets of the Company will not, however, meet the requirements of clause (a) above. We strongly believe, however, that the form of the Transaction should not dictate the result, and that the Staff's view on our opinion that New Jazz can take into account the Company's reporting history and status for the purposes set forth below should be based on the substance of the Transaction.

We note that the purpose of short-form registration is to eliminate unnecessary, duplicative disclosure while ensuring that securityholders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. We believe that continued eligibility for New Jazz for short-form registration following the Merger is appropriate because, among other things:

- the Company has been an Exchange Act reporting company since 2007 and is currently in compliance with its Exchange Act reporting obligations;

- the Registration Statement and Company Proxy Statement filed in connection with the Transaction include detailed and extensive information concerning the Transaction, Azur and related matters; and
- the Transaction will not fundamentally alter the nature of the business currently being conducted by the Company or the extent of information available to investors related to the Company.

Our view on the appropriateness of permitting New Jazz to take into account the Company's reporting history and status prior to the Transaction for determining New Jazz's Form S-3 eligibility is influenced by the substantive effect of the Transaction, which, similar to the *GrafTech Int'l. Ltd.* no-action letter and the transactions contemplated by the Holdco Structure, would result in the Company and Azur's U.S. subsidiary being wholly-owned subsidiaries of an Irish parent company (in the form of New Jazz) that will be controlled by the former stockholders of the Company upon consummation of the acquisition. Our view is also influenced by the fact that publicly available information about Azur, the Transaction and the combined business of the Company and Azur is greater for the Transaction than would have been the case had the Transaction been effected by the Company as the legal acquirer in a standard reverse triangular merger, with only a proxy statement and Form 8-K being filed by the Company and provided to its stockholders.

Most importantly, however, our view is influenced by the fact that choosing to effect the Transaction through the reverse acquisition structure penalizes the Company for structuring the Transaction in a manner that it believes is in the best interests of the Company and its stockholders by depriving it of an efficient means to access the capital markets and to effect the resale registrations required by the Merger Agreement (the transactions contemplated by the Merger Agreement include the registration for resale of the New Jazz Ordinary Shares that will be held by the historic Azur shareholders as soon as reasonably practicable following the closing of the Merger). As noted above, if the Company had instead chosen to acquire Azur (in legal form), continued use of the Company's reporting history would not be at issue. In each case, however, the *substance* is the same.

As noted by the Commission in the 1982 Integrated Disclosure System Release (Release No. 33-6383), short-form registration is appropriate when there exists "widespread following in the marketplace." In the case of the Company, the Company is widely followed by investors and analysts, has a total market capitalization approximately $1.6 billion as of the date hereof, has a trading volume approaching an average of one million shares a day, and has been an Exchange Act reporting company for over four years. As New Jazz, that widespread following is expected to continue. The purpose of short-form registration is to also "enhance [a company's] ability to access the public securities markets" as described by the Commission in Securities Act Release No. 33-8878. Indeed, the Company losing its reporting history (in the form of New Jazz) could seriously and adversely affect its ability to opportunistically access the capital markets, a penalty that should not result from a focus on the form, rather than the substance, of the Transaction.

Regarding widespread following, we strongly believe that allowing New Jazz to take into account the Company's reporting history is appropriate given the widespread, direct, and contemporaneous accessibility to the Company's historical disclosure as well as the Registration Statement and Company Proxy Statement filed in connection with the Transaction. In this regard, any registration statement on Form S-3 filed by New Jazz after the Merger and prior to the filing of New Jazz's 2011 annual report on

Form 10-K[1] would specifically incorporate by reference the Company's historical Exchange Act reports, which reports will continue to be accessible at little or no cost to those interested in obtaining the information. In this regard, we note that the disclosure about New Jazz available to investors in a Form S-3 (with the Company historical information incorporated by reference) and a Form S-1 is not meaningfully different. In each case, the line item disclosure requirements of Form S-1 would be addressed and the financial statement filing requirements would be the same. However, the material difference between the two types of filings would be the administrative burden and cost to New Jazz in preparing Form S-1 registrations, as well as the loss to New Jazz of appropriate flexibility and an efficient means to opportunistically access the capital markets. We also believe that a standalone Form S-1 that does not incorporate the Company's historical Exchange Act reports could be confusing and could potentially make it more difficult for investors to properly indentify any differences to the previously understood aspects of the Company's and Azur's respective businesses (which understanding would be based on investors' prior assessment of the Registration Statement and Company Proxy Statement filed in connection with the Transaction, and the historical Exchange Act reports filed by the Company).

We note that the Staff has granted Form S-3 eligibility relief on prior occasions as it relates to holding company reorganizations. *See, e.g., GrafTech Int'l. Ltd., supra, News Corp. Ltd. (available November 3, 2004), Reliant Energy, Inc. (available December 21, 2001), Northwest Airlines Corp. (available December 16, 1998) and World Access, Inc., supra.* The facts set forth in the *GrafTech Int'l. Ltd.* no-action letter involved a holding company reorganization that was to be immediately followed by the acquisitions of two private companies. Assuming the acquisition of the private companies as contemplated in the *GrafTech Int'l. Ltd.* no-action letter, the private company stockholders would own 16.5% of the holding company parent. The proposed Transaction is not substantively different from the transactions described in the *GrafTech Int'l. Ltd.* no-action letter (as noted above, on a post-Transaction basis, the historic shareholders of Azur would slightly over 20% of the share capital of New Jazz). While the holding company reorganization in the *GrafTech Int'l. Ltd.* no-action letter did not involve a change in the jurisdiction of incorporation (both GrafTech and the new holding company were incorporated in Delaware), we nonetheless believe that the Transaction is in substance the same as the transactions addressed in the *GrafTech Int'l. Ltd.* no-action letter. Indeed, the Staff has on prior occasions not objected to a successor's use of Form S-3 where the successor changed jurisdiction from Delaware to Bermuda. *See, e.g., Nabors Industries, Inc. (available April 29, 2002).*

Based on the forgoing, we respectfully request that the Staff concur in our opinion that, after the completion of the Merger, New Jazz may take into account the reporting history and status of the Company prior to the completion of the Merger in determining whether New Jazz meets the eligiblity requirements of Form S-3, and in determining whether New Jazz "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4.

3. Rule 144

Affiliates of New Jazz who desire to sell New Jazz Ordinary Shares, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. In addition, the historic Azur shareholders will hold restricted securities within the meaning of Rule 144 upon completion of the Merger (i.e., the historic Azur shareholders will continue to hold the New Jazz Ordinary Shares originally issued to them by Azur in unregistered transactions prior to the completion of the Merger) and would be unable to immediately publicly resell such shares absent

[1] Please note that we have been in discussions with the Office of Chief Accountant regarding the appropriate Azur and Company financial statements and related disclosure to be included in New Jazz's annual report on Form 10-K for the year ended December 31, 2011.

registration under the Securities Act if Rule 144 were unavailable. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. The purpose of Rule 144(c)(1) is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Immediately after the Merger, New Jazz will have satisfied each of the requirements of Rule 144(c)(1), except that it will not have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days. For the reasons set forth above under "Form S-3 Eligibility and Form S-3 Level Disclosure in Forms S-4" above, we believe that the Company's reporting history should be taken into account for purposes of determining whether New Jazz satisfies the Rule 144(c)(1) eligibility requirements since strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of Rule 144(c)(1) in light of the comprehensive disclosures in prior reports and future reports filed by the Company, the Registration Statement and any Exchange Act reports to be filed by Azur following the effectiveness of the Registration Statement and prior to the closing of the Merger, and, after the closing of the Merger, the future reports to be filed by New Jazz. In these circumstances, we believe that there will be information available covering New Jazz that is both adequate and current for purposes of Rule 144(c)(1). The Staff has taken similar positions in the context of various holding company and other transactions. *See, e.g., GrafTech Int'l. Ltd., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Mentor Corporation (available September 26, 2008), Dollar Tree Stores, Inc., supra, Reliant Energy, Inc, supra, Northwest Airlines Corp., supra, and World Access, Inc., supra.*

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Company's reporting history under the Exchange Act prior to the Merger may be taken into account in determining whether New Jazz has complied with the current public information requirements of Rule 144(c)(1) following the Merger.

For the same reasons, we respectfully request that the Staff concur in our opinion that, for purposes of Rule 144, the most recent report or statement published by the Company prior to the effective time of the Merger and the average weekly reported volume of trading in Company Common Stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the effective time of the Merger may be taken into account by holders of New Jazz Ordinary Shares in determining the applicable limitation on the amount of New Jazz Ordinary Shares that may be sold in compliance with Rule 144(e)(1) and (2) after the Merger. We believe that our opinion is consistent with positions stated above and the previous determinations of the Staff in connection with holding company reorganization transactions. *See, GrafTech Int'l. Ltd., supra, Lamalie Associates, Inc. (available December 15, 1998) and El Paso Natural Gas Co. (available May 21, 1998).*

Thank you for your attention to this matter. If for any reason the Staff does not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. If the Staff needs any additional information regarding this letter, or if we may otherwise be of assistance, please feel free to call the undersigned at (650) 843-5654.

Sincerely,

Chadwick L. Mills

cc: Carol A. Gamble, Esq. – *Jazz Pharmaceuticals, Inc.*
Suzanne Sawochka Hooper, Esq. – *Cooley LLP*
John P. Berkery, Esq. – *Mayer Brown LLP*